UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Wheeling-Pittsburgh Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

963142302

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 768,523

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 768,523

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 768,523

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 768,523

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 768,523

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 768,523

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 458,821

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 458,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 458,821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.07%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 119,010

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 119,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 119,010

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.80%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 76,424

	8.	Shared Voting Power 119,010

	9.	Sole Dispositive Power 76,424

	10.	Shared Dispositive Power 119,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,434

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.31%

14.	Type of Reporting Person (See Instructions) OO

6 CUSIP No. 963142302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,422,778

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,422,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,422,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.53%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends the Schedule 13D originally filed by the Reporting Persons on October 13, 2006 relating to the common stock, $0.01 par value of Wheeling-Pittsburgh Corporation (the “Statement”).  Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings given to them in the Statement.  Except as otherwise provided herein, all Items of the Statement remain unchanged.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by replacing the text in Item 4 of the Statement with the following:

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  On October 27, 2006, TM delivered a letter to the Company’s Board of Directors describing certain observations and conclusions it has reached after spending a considerable amount of time with the Company’s Board of Directors and senior executive management as well as the principal parties involved in change-of-control discussions with the Company.  In the letter, TM described its improved appreciation for the challenges facing the Board in connection with the strategic alternatives review process but reiterated its belief that, with the benefit of more time and capital, remaining independent is the most attractive alternative for the shareholders of the Company.  TM went on to say that due to the substantial, near-term operational and strategic needs of the Company together with the imbedded legal, timing and procedural constraints created by the process established by the Board, the pursuit of an independence alternative, as a practical matter, is significantly challenged today.  Accordingly, TM stated that it believed, in the absence of a bona fide proposal to acquire the Company outright for full and fair value, the best course of action is for the Company to identify a strategic partner who could provide Wheeling-Pittsburgh with, among other things, enhanced management capabilities, a more competitive cost structure, access to an economically attractive, long-term slab supply arrangement, ongoing investment capital and equitable and ongoing participation in the pro forma entity by the Company’s existing shareholders.  Based on such observations, TM stated that the proposal contained in the announced definitive agreement with Companhia Siderurgica Nactional, S.A. continues to be very unattractive and that it did not support the Board’s actions and will vote against such proposal if it is brought before the Company’s shareholders.  TM went on to state that, in its view, Esmark Incorporated (“Esmark”) had meaningfully enhanced the terms of its prior proposal. TM then outlined the relative advantages of the revised proposal disclosed by Esmark and indicated that, in light of those advantages and absent any changes in the facts or dynamics of the process or the current proposals, it will support the Esmark slate of directors at the Company’s 2006 annual meeting.

The Reporting Persons continue to expect to consider and evaluate on an on-going basis all of their options with respect to their investment in the Company.  Among other alternatives, the Reporting Persons may attempt to seek to modify the composition of the Company’s Board of Directors, may actively oppose or seek to enhance the two change of control proposals made public to date, and may attempt to encourage the Company and third parties to consider other strategic transactions involving the Company.  The Reporting Persons may participate in or provide financial support to third parties participating in such strategic transactions.  The Reporting Persons may also contact and consult with other stockholders of the Company concerning the Company, its prospects, the Company’s pursuit of strategic transactions to enhance stockholder value, and any or all of the foregoing matters.  The Reporting Persons may engage investment bankers, consultants, accountants, attorneys or other advisors to assist them.

In addition, the Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth above in this Item 4, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the

Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by adding the following
1. Letter to the Board of Directors of the Company, dated October 27, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 2006
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., and as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., and as managing member of Tontine Overseas Associates, L.L.C.

Name/Title